

Luis Lopez · 3rd

Program Director at LA Care Health Plan

Los Angeles, California · 443 connections · **Contact info**



LA Care Health Plan

University of Califor **Berkeley**

Experience



Program Director
LA Care Health Plan
2013 – Present · 7 yrs
Los Angeles

Covered California IT Director



Project Manager
Warner Bros. Entertainment Group of Companies
2012 · less than a year
Burbank California

MS ERP implementation for DC Entertainment

Program Manager
Molina Healthcare
2011 – 2012 · 1 yr
Long Beach California

Trizetto CCA implementation

Project Manager





Westfield Realty Group
Jan 2011 – Nov 2011 · 11 mos
Westwood California
JD Edward E1 upgrade.



Program Manager

Deluxe Entertainment Services Group
Jan 2010 – Oct 2010 · 10 mos
Greater Los Angeles Area

Online Film Distribution Platform Program Manager

Show 2 more experiences ⌄

Education



University of California, Berkeley

BS, Integrative Biology
1989 – 1993

Caltech

Project Management Cert
1997 – 1998

Skills & Endorsements

Project Management · 25

 Endorsed by **5 of Luis' colleagues at L.A. Care Health Plan**

Healthcare Information Technology · 23

Assem Masri and 22 connections have given endorsements for this skill

Healthcare · 18

 Endorsed by **2 of Luis' colleagues at L.A. Care Health Plan**

Show more ⌄



